                                   EX-99.B(h)cissacomp

          WADDELL & REED ADVISORS CONTINENTAL INCOME FUND, INC.

                                EXHIBIT B
                              COMPENSATION

Class A Shares

An amount payable on the first day of each month of $1.5792 for each account of the Company which was in existence during any portion of the immediately preceding month.

Class B Shares

An amount payable on the first day of each month of $1.5792 for each account of the Company which was in existence during any portion of the immediately preceding month.

Class C Shares

An amount payable on the first day of each month of $1.5792 for each account of the Company which was in existence during any portion of the immediately preceding month.

Class Y Shares

An amount payable on the first day of each month equal to 1/12 of .15 of 1%
of the average daily net assets of the Class for the preceding month.

Effective December 1, 2001